[LETTERHEAD OF ON DEMAND HEAVY DUTY CORP.]


1) Preferred procedures have been noted and will be implemented to the best of our ability.

2) Revised consent has been added.

3) The information in the first paragraph of page 14 has been changed to be consistent with the summary on Page 3:

ORIGINAL
We were incorporated in the State of Nevada on May 9 2008. We have not started operations but have built a website for marketing purposes. We intend to provide mechanical services to North American oil, gas and mineral exploration and development companies who do not have sufficient mechanical staff or are in need of specialized repairs in remote areas. Our focus will be on the Oil and Gas industry in Alberta with future plans of expanding into mining and the provinces of Manitoba and Saskatchewan. Our services will include on site mechanical repairs on both work vehicles and heavy duty machinery. We will provide an efficient service to companies in all the remote locations in the Canadian north with well equipped mechanical repair vehicles.

REVISED
We were incorporated in the State of Nevada on May 9 2008. We have not started operations but have built a website for marketing purposes. We intend to provide mechanical services to North American oil, gas and mineral exploration and development companies who do not have sufficient mechanical staff or are in need of specialized repairs in remote areas. Our focus will be on the Oil and Gas industry in Alberta with future plans of expanding into mining and the provinces of Manitoba and Saskatchewan.

4) The statement has been revised:

ORIGINAL
We have not begun operations and will not begin operations until we have completed this offering. Our plan of operation is forward-looking and there is no assurance that we will ever begin operations. We are a development stage company and have not earned any revenue. It is likely that we will not be able to achieve profitability and will have to cease operations due to the lack of funding

REVISED
We have not begun operations and will not begin operations until we are able to raise the required funds to do so. We intend to raise the required funds through an equity placement. However, there is no guarantee that we will be able to raise the required cash and because of this our business may fail. We estimate approximately $685,000.00 will be required to begin and continue operations for our first year. Further detail on first year expenditures is listed below. Our plan of operation is forward-looking and there is no assurance that we will ever begin operations. We are a development stage company and have not earned any revenue. It is likely that we will not be able to achieve profitability and will have to cease operations due to the lack of funding.

Initial Expenses:
Two Outfitted Remote Vehicles-          $500,000
Initial Travel and Marketing-           $ 10,000
Office setup-                           $  8,000

5) Please see revisions made for comment 4 above. Also as mentioned in the letter dated July 2, 2009 the first year cash estimates are listed in the Risk Factors Section and the Plan of Operations Section.

RISK FACTORS:
While at April 30, 2009, we had cash on hand of $20,390we have accumulated a deficit of $2,038in business development expenses. We anticipate that additional funding will be needed for general administrative expenses and marketing costs. We intend to raise the required funds through an equity placement. However, there is no guarantee that we will be able to raise the required cash and because of this our business may fail. We have not generated any revenue from operations to date. To begin and maintain operations for one year the Company will require the following expenses:

Initial Expenses:
Two Outfitted Remote Vehicles-          $500,000
Initial Travel and Marketing-           $ 10,000
Office setup-                           $  8,000
Corporate and Salary-                   $140,000

PLAN OF OPERATIONS
We believe that it will cost $658,000 to set up and obtain the necessary equipment to begin operations. Also the Company may consider leasing some of the equipment to offset initial expenditures in the initial 12 months. Contact has been made with local automotive and mechanical dealers regarding leasing. The prices listed below were determined from a visit to Maclin Ford, located in Calgary Alberta as well as local parts dealers. The vehicles being looked at are Ford F-550 pick-up trucks. The trucks will have fiberglass structures built on the box as well as be fully outfitted with mechanical tools, welding gear and compressed air tanks.

Initial Expenses:
Two Outfitted Remote Vehicles-          $500,000
Initial Travel and Marketing-           $ 10,000
Office setup-                           $  8,000
Corporate and Salary-                   $140,000

6) The statement has been removed:

ORIGINAL
We have hired an outside designer to assist us in creating our corporate website. The website will provide a reference point for companies we speak do or are referred to us by others. At present Mr. Love the CEO of the Company has a strong network in the oil and gas industry in Alberta and will capitalize on this to develop our initial operations. As we progress we intend to develop and maintain a database of clients. We plan on marketing our services by site visits as well as attending industry trade shows and calling companies personally. In addition we have an agreement with Curt Safety Consultants Inc., a health and safety consulting company that works specifically with Alberta's oil and gas industry. In this LOI Curt Safety Consultants Inc. has agreed to refer On Demand Heavy Duty CORP for mechanical work required during his health and safety inspections (Refer to Exhibit 10.1).

REVISED
We have hired an outside designer to assist us in creating our corporate website. The website will provide a reference point for companies we speak do or are referred to us by others. As we progress we intend to develop and maintain a database of clients. We plan on marketing our services by site visits as well as attending industry trade shows and calling companies personally. In addition we have an agreement with Curt Safety Consultants Inc., a health and safety consulting company that works specifically with Alberta's oil and gas industry. In this LOI Curt Safety Consultants Inc. has agreed to refer On Demand Heavy Duty CORP for mechanical work required during his health and safety inspections (Refer to Exhibit10.1).

7) As outlined in the disclosure this statement is referring to a second financing, the proceeds of which will be used to raise the 685,000.00 for the first years operations. The need for additional funds to begin operations is disclosed in the Risk statements, Business Description and Plan of Operations section.

8) The statement has been revised;

ORIGINAL:
e) Foreign Currency Translation
The Company's functional currency and its reporting currency is the United States dollar.

REVISED:
e) Foreign Currency Translation
The Company's functional currency is the Canadian dollar and its reporting currency is the United States dollar. . 9) As requested the out of date information has been deleted from the disclosure in Section K) Recent accounting pronouncements.